UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported):
April 1, 2011; March 31, 2011

High Plains Gas, Inc.

(Exact name of registrant as specified in its charter)

Nevada	333-125068	26-3633813
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3601 Southern Dr., Gillette, Wyoming   82718
(Address of Principal Executive Offices)   (Zip Code)

Registrant's telephone number, including area code: (307) 686-5030

Northern Explorations, Ltd.
(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Definitive Material Agreement

Amendment to the The Huber Asset Acquisition Transaction

On March 31, 2011, High Plains Gas, Inc. (the "Company") entered into Amendment no. 4 (the "Amendment") to the Purchase and Sale Agreement (the "Purchase Agreement") between the Company and J.M. Huber Corporation ("Huber"). According to the amendment, High Plains Gas will deliver 1,500,000 shares of restricted stock as consideration for the extension. Upon closing, J.M. Huber has the option to either keep the shares and lower the purchase price by $1.5 million, or return them to the Company. The closing date for the Agreement has been extended until April 29, 2011. The total purchase price of the transaction is remains $35 million.

Item 9.01   Financial Statements and Exhibits

High Plains Gas, Inc. includes by reference the following exhibits:

No.	Description
10.1	Amendment No. 4 to the Purchase and Sale Agreement between J.M. Huber Corporation and High Plains Gas, Inc. dated March 31, 2011.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


High Plains Gas, Inc.


Date: April 1, 2011

By: \s\ Brent Cook
Name: Brent Cook
Title: Chief Executive Officer
            Principal Executive Officer

Date: April 1, 2011

By: \s\ Joseph Hettinger
Name: Joseph Hettinger
Title: Chief Financial Officer and Director
            Principal Financial Officer